Exhibit 99.1

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited Announces Results of 2011 Annual General Meeting

SHANGHAI, China, December 8, 2011 — China Lodging Group, Limited (Nasdaq:HTHT) (“China Lodging Group” or the “Company”), today announced that its 2011 annual general meeting of shareholders was held on December 8, 2011. During the meeting, the following proposal submitted for shareholders’ approval was approved:

•	The appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com.

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